Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

25 June 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Attn:  Peggy Fisher, Assistant Director

Subject:	Deere & Company
Form 8-K, filed June 1, 2009
File No. 1-4121
Response to staff letter of June 16, 2009

Dear Ms. Fisher:

Set forth below is the response of the Company to the staff letter of June 16, 2009.  For ease of reference, the comment has been repeated below.

Comment:

1.               Please amend the 8-K to include all the disclosure that is required by Item 5.02(c) of the form, including, but not limited to, compensation arrangements for Messrs. Allen, Mack and Field.

Response:

We propose amending the 8-K to include the following additional disclosures for the prior business experience of Mr. Mack and for changes to Mr. Allen’s compensation arrangements in connection with the appointments.  No other material plans, contracts, arrangements or material amendments were made in connection with the appointments.  Mr. Mack’s and Mr. Field’s compensation were not materially changed in connection with the appointments.  Prior to the appointments, Mr. Mack and Mr. Field were executive officers of the Company.  Mr. Mack served as senior vice president and chief financial officer and Mr. Field served as senior vice president and prior thereto as president of the Worldwide Commercial & Consumer Division.

“On June 1, 2009, the Company issued the attached release regarding executive officer appointments.  In connection with the release, the Company makes the following additional disclosures regarding prior business experience and compensation changes:

Business Experience:

Prior to serving as senior vice president and chief financial officer, Mr. Mack served as Company vice president and treasurer.

Compensation Changes:

In connection with the new assignments, the Compensation Committee of the Board (the “Committee”) approved increases in Mr. Allen’s annual base salary effective June 1, 2009 from $628,296 to $800,000 and effective August 1, 2009, when Mr. Allen becomes Chief Executive Officer, to $1,200,000.

Mr. Allen continues to participate in the Company’s annual and mid-term incentive bonus plans that pay out based on the Company’s operating return on operating assets and shareholder value added during the performance periods.  Awards under the annual bonus plan are based in part on base salaries during the performance period.  Considering the new base salaries, the target award under the annual bonus plan for Mr. Allen for the fiscal 2009 performance period will increase to $819,864 from $534,052.  Mr. Allen’s target award under the mid-term bonus plan for the performance period ending in fiscal 2009, which is based on his salary grade in September 2008, remains unchanged at $453,151.

Actual bonuses likely will differ due to actual Company performance during the performance periods, any additional changes in salary, the number of participants sharing in the mid-term bonus pool, and any plan and award changes approved by the Committee.”

In response to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above response, please contact the undersigned at (309) 765-5467 or Paul Wilczynski at (309) 765-5218.

Sincerely,

Deere & Company

By:	/s/ Greg R. Noe
Greg R. Noe
Secretary and Associate General Counsel

C:	Lisa Jacobs
J.R. Jenkins
S.R. Allen
J.J. Dalhoff
A.P. Wilczynski